UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CALIPER LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

130872104

(CUSIP Number)

Jason Brady, Esq.

General Counsel

Xenogen Corporation

860 Atlantic Avenue

Alameda, CA 94501

(510) 291-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 130872104
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Xenogen Corporation; 77-0412269
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,596,315 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,596,315 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.52% (2)
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Xenogen Corporation (“Xenogen”) has entered into Voting Agreements dated as of February 10, 2006 with certain stockholders of Caliper Life Sciences, Inc. (“Caliper”), which provide that the signatory stockholders will vote (or caused to be voted) in person or by proxy all shares of Caliper common stock held by such signatory in favor of the issuance of shares of Caliper common stock in connection with the proposed merger and the transactions contemplated by the merger agreement (including shares of Caliper common stock issuable upon the exercise of warrants to purchase Xenogen common stock to be assumed in the merger and upon exercise of the warrants to be issued in the proposed merger), and any other matters reasonably determined to be necessary for consummation of the transactions contemplated by the merger agreement, as the merger agreement may be modified or amended from time to time in a manner not adverse to such signatory stockholder, and against any other proposal properly put to a vote of the stockholders of Caliper that would be reasonably likely to result in or cause a breach of Caliper’s representations and warranties set forth in the merger agreement. Number of shares includes 1,597,830 shares subject to options to purchase Caliper common stock exercisable within 60 days of February 10, 2006.

(2)	Based on 33,786,204 shares of Caliper common stock outstanding as of the close of business on February 9, 2006.

Item 1 - Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value per share (including, subject to the prior amendment or redemption thereof, the corresponding rights (“Rights”) to purchase shares of Caliper’s Series A Junior Participating Preferred Stock, $0.001 par value per share, pursuant to that certain Rights Agreement dated as of December 18, 2001 between Caliper and Wells Fargo Bank Minnesota, N.A., as amended) (the “Shares” or the “Caliper Common Stock”), of Caliper Life Sciences, Inc., a Delaware corporation (“Caliper”). The principal executive office of Caliper is located at 68 Elm Street, Hopkinton, MA 01748.

Item 2 - Identity and Background

(a) - (c) This Schedule 13D is filed by Xenogen Corporation, a Delaware corporation (“Xenogen”). The address of the principal business and principal office of Xenogen is 860 Atlantic Avenue, Alameda, CA 94501. Xenogen is a maker of advanced imaging systems including instruments, biological solutions and software designed to accelerate drug discovery and development.

As a result of entering into the Voting Agreements described in Items 3 and 4 below, Xenogen may be deemed to have formed a “group” with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Xenogen expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

To the best of Xenogen’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Xenogen, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d) - (e) During the last five years, neither Xenogen nor, to the best knowledge of Xenogen, any of the executive officers or directors of Xenogen, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 4 - Purpose of Transaction

Xenogen and Caliper entered into an Agreement and Plan of Merger dated as of February 10, 2006 (the “Merger Agreement”). Pursuant to the Merger Agreement, Xenogen will be merged with and into a wholly-owned subsidiary of Caliper (the “Merger”), with the wholly-owned subsidiary of Caliper surviving the Merger. In connection with the Merger, in exchange for Xenogen’s outstanding common shares and warrants to purchase common shares, Caliper will issue approximately 13.2 million common shares and approximately 5.125 million warrants to purchase Caliper common shares. These warrants will have a term of five years from the closing and an exercise price of $6.79 per share. The final exchange ratios for the issuance of Caliper common shares and warrants will be based on the capitalization of Xenogen at the closing of the proposed transaction. Based on Xenogen’s current capitalization and certain assumptions regarding the exercise of Xenogen stock options in the period prior to the closing, each holder of a Xenogen common share would receive approximately 0.575 of a share of Caliper Common Stock and 0.223 of a warrant to acquire one Caliper common share. Upon the timely exercise of their warrants, Xenogen warrant holders will be entitled to receive the same number of Caliper common shares and warrants as Xenogen’s stockholders. The transaction is subject to the approval of both Caliper and Xenogen stockholders, as well as standard regulatory approvals.

In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Xenogen entered into the Voting Agreements (the “Voting Agreements”) dated February 10, 2006, with certain stockholders of Caliper named therein (collectively, the “Stockholders”) whereby the Stockholders agreed to vote all of their Caliper common shares held by such Stockholders in favor of the issuance of shares of Caliper Common Stock in connection with the proposed merger and the transactions contemplated by the Merger Agreement (including shares of Caliper Common Stock issuable upon the exercise of warrants to purchase Xenogen common stock to be assumed in the merger and upon exercise of the warrants to be issued in the proposed merger), and any other matters reasonably determined to be necessary for consummation of the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to such signatory stockholder, and against any other proposal properly put to a vote of the stockholders of Caliper that would be reasonably likely to result in or cause a breach of Caliper’s representations and warranties set forth in the Merger Agreement. In addition, the Stockholders have executed a proxy in favor of Xenogen with respect to the voting of the Caliper Common Stock. The Voting Agreements terminate upon the earliest of (a) any withdrawal or modification of the recommendation of the Caliper board in favor of the issuance of shares of Caliper Common Stock in the Merger in a manner adverse to Xenogen (including any modification of such recommendation reflecting that the Caliper board of directors no longer recommends or supports the adoption of the Merger Agreement by the stockholders of Caliper) at any time prior to the effective time of the Merger this clause (a) is only contained within the Voting Agreement executed by two of the Xenogen stockholders), (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) August 31, 2006, and (e) written notice of termination of the Merger Agreement by Xenogen to Stockholder. The name of each Stockholder and the number of outstanding shares of Caliper Common Stock held by each Stockholder and subject to the Voting Agreements are set forth in the Form of Voting Agreement attached as Exhibit 2 hereto and are incorporated herein by reference.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Xenogen does not have any right to dispose (or direct the disposition of) any Caliper Common Stock pursuant to the Voting Agreements. Accordingly, Xenogen expressly disclaims beneficial ownership of all such shares.

Item 5 - Interest in Securities of the Issuer

(a) - (b) The number of Shares covered by the Voting Agreements is 6,596,315i which constitutes approximately 19.52% of issued and outstanding shares of Caliper Common Stock, based on the number of Shares issued and outstanding on February 9, 2006, as represented by Caliper in the Merger Agreement. By virtue of the Voting Agreements, Xenogen may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreements. However, Xenogen (1) is not entitled to any rights as a shareholder of Caliper as to the Shares covered by the Voting Agreements and (2) disclaims any beneficial ownership of the Caliper Common Stock which are covered by the Voting Agreements. See the information in Items 2 and 3 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreements, which information is incorporated herein by reference.

Kevin Hrusovsky, the Chairman of the Board of Xenogen and the Chief Executive Officer of Caliper, owns and has the sole power to vote and dispose of 230,825 shares of Caliper Common Stock and holds options to purchase 820,000 shares of Caliper Common Stock, 496,665 of which are exercisable by Mr. Hrusovsky within 60 days of February 10, 2006.

(c) Other than as set forth in this Item 5(a)-(b), to the best of Xenogen’s knowledge as of the date hereof (1) neither Xenogen nor any subsidiary or affiliate of Xenogen nor any of Xenogen’s executive officers or directors, beneficially owns any shares of Caliper Common Stock, and (2) there have been no transactions in the shares of Caliper Common Stock effected during the past 60 days by Xenogen, nor to the best of Xenogen’s knowledge, by any subsidiary or affiliate of Xenogen or any of Xenogen’s executive officers or directors.

[i]	Including 1,597,830 shares subject to options to purchase Caliper Common Stock exercisable within 60 days of February 10, 2006.

2

(d) Not applicable.

(e) Not applicable.

Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Form of Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Xenogen’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of Caliper.

Item 7 - Material to be Filed as Exhibits

Exhibit	Description
1	Agreement and Plan of Merger dated as of February 10, 2006 by and among Caliper Life Sciences, Inc., Caliper Holdings, Inc. and Xenogen Corporation (without exhibits).

2	Form of Voting Agreement by and between Xenogen Corporation and the holders of Caliper Life Sciences, Inc. named therein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2006	/S/ JASON M. BRADY
Jason M. Brady, Esq.
Vice President and General Counsel

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SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF XENOGEN CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Xenogen Corporation. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 860 Atlantic Avenue, Alameda, California 94501.

BOARD OF DIRECTORS

Name and Title	Present Principal Occupation
David W. Carter	Chief Executive Officer; Xenogen

Michael F. Bigham	Director; Abingworth Management, Inc.; 890 Winter Street, First Floor, Waltham, MA 02451

Robert W. Breckon	Senior Vice President, Corporate Development; MDS, Inc., 71 Four Valley Drive, Concord, ON L4K 4V8 Canada. Mr. Breckon is a citizen of Canada.

Michael R. Eisenson	Managing Director and Chief Executive Officer; Charlesbank Capital Partners, LP, 200 Clarendon Street, 54th Floor, Boston, MA 02116

Chris Jones	Operating Partner; Electra Private Equity Partners. Mr. Jones is a citizen of the United Kingdom.

William A. Halter	Management Consultant; 101 Constitution Avenue, NW, Suite 600 West, Washington DC 20001

Gregory T. Schiffman	Senior Executive Vice President and Chief Financial Officer; Affymetrix, Inc., 3420 Central Expressway, Santa Clara, CA 95051

E. Kevin Hrusovsky	Chief Executive Officer and President; Caliper Life Sciences, Inc., 68 Elm Street, Hopkinton, MA 01748

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title	Present Principal Occupation
Pamela R. Contag, PhD	President

William A. Albright, Jr.	Chief Financial Officer and Senior Vice President, Finance and Operations

Anthony F. Purchio, PhD	Chief Scientific Officer and Vice President

Bradley W. Rice, PhD	Chief Technology Officer and Vice President

Michael J. Sterns, D.V.M.	Chief Business Officer and Vice President

Stan Tanka	Vice President of Finance

David DeNola	Vice President of Operations

Jason M. Brady, Esq.	Vice President and General Counsel

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